DC
No Act



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





06025718

February 13, 2006

J. Craig Walker
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3100
Chicago, IL 60602-4207

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/13/2006

Re: OfficeMax Incorporated
Incoming letter dated December 28, 2005

Dear Mr. Walker:

This is in response to your letter dated December 28, 2005 concerning the shareholder proposal submitted to OfficeMax by M. Andrew Clark. We have also received a letter from the proponent dated January 3, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: M. Andrew Clark
208 Old Town Way
Simpsonville, SC 29681

12978

BELL, BOYD & LLOYD LLC

70 West Madison Street, Suite 3100 ∘ Chicago, Illinois 60602-4207
312.372.1121 ∘ Fax 312.827.8000

J. CRAIG WALKER
312.807.4321
jwalker@bellboyd.com
DIRECT FAX: 312.827.8179

BY HAND DELIVERY

December 28, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: OfficeMax Incorporated (File No. 001-05057) 2006 Annual Shareholders' Meeting Shareholder Proposal and Request for No-Action Advice

Ladies and Gentlemen:

On behalf of OfficeMax Incorporated (the "**Company**"), we are filing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), six copies of this letter, which includes the following items: (i) a proposal (the "**Proposal**") received from Mr. M. Andrew Clark, a shareholder of the Company (the "**Proponent**"), proposed to be presented at the Company's 2006 Annual Meeting of Shareholders (the "**2006 Meeting**") and the Proponent's related discussion in support of his proposal (attached hereto as Exhibit A to this letter), and (ii) a statement of the reasons why the Company believes that the proposal may be omitted from its proxy materials (the "**Company Statement**"). The Company respectfully requests that the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") advise the Company that the Staff will not recommend any action to the Commission if the Proposal is so omitted. A copy of the Company Statement has been furnished to the Proponent, as required by Rule 14a-8(j)(1).

After careful consideration, we believe that the Proposal may be omitted from the proxy materials for the 2006 Meeting currently scheduled to be held in April 2006. Omission is proper under the following rules:

(i) Rule 14a-8(i)(7) (pertaining to a proposal that deals with a matter relating to the Company's ordinary business operations); and

(ii) Rule 14a-8(i)(10) (pertaining to a proposal that the Company has already substantially implemented).

BACKGROUND

The Company is a leader in both business-to-business and retail office products distribution. The Company sells supplies and paper, print and document services, technology products and solutions, and office furniture through field salespeople, outbound telesales, catalogs, the internet, and office supply superstores. As part of the Company's sales incentives, it offers various rebates to its customers.

PROPOSAL

The Proposal is set forth in its entirety below.

> Resolved: The Board of Directors shall direct the President to establish a task force to benchmark other retail organizations, including competitors, regarding the policies and procedures used for the handling of promotional rebates. The objectives of this task force will be to revise and simplify existing procedures and third party arrangements used by the Company at the present time for such purposes.

COMPANY STATEMENT OF REASONS WHY THE PROPOSAL MAY BE OMITTED

Application of Rule 14a-8(i)(7)-Proposal on a Matter Relating to Ordinary Business Operations

Pursuant to Rule 14a-8(i)(7), a company may omit a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The policy supporting exclusion of such a proposal is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998). The Securities and Exchange Commission elaborated upon the policy behind Rule 14a-8(i)(7) as follows:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce . . . , decisions on production quality and quantity, and the retention of suppliers.

Id.

The Company has two main types of rebates: (i) instant rebates, that are automatically deducted from the price at the time a customer purchases items; and (ii) mail-in rebates that vendors and/or the Company offer. The Proposal seems to focus on mail-in rebates, which are typically processed through a rebate processing house. The Company's rebate procedures are explained in more detail in the discussion below relating to Rule 14a-8(i)(10), but it is clear that these procedures are exactly the type of "ordinary business operations" that Rule 14a-8(i)(7) contemplates. The Staff has specifically addressed a proposal relating to rebates in *GTE Corp.* (Apr. 11, 1990), where the Staff stated that the portion of a shareholder recommendation dealing with terminating the contract of the firm handling Sylvania's rebates and providing instructions for the new firm could be excluded pursuant to 14a-8(c)(7).

Rebates implicate several aspects of the Company's day-to-day operations, each of which has consistently been viewed as within the ordinary course of business. Rebates are a part of the Company's pricing and discount strategies, but they also involve dealing with a supplier or contractor, as well as customer relations. The ordinary business nature of each of these features of rebates is discussed below.

At its essence, the purpose of a rebate is to offer discounts on certain products. The Staff has consistently found that pricing matters and discount strategies are properly left to management because they are ordinary business decisions. *American Telephone and Telegraph Co.* (Dec. 31, 1991) (request relating to AT&T's method of timing and billing for residential toll calls); *Chrysler Corporation* (Jan. 16, 1996) (request that stockholders be given rebates on Chrysler products); *Chevron Corp.* (Feb. 22, 1999) (request that stockholders who are regular customers be granted the same price for Chevron products); *Compaq Computer* (Apr. 12, 1985) (request that shareholders be given most favored customer status); *Mercantile Stores Company, Inc.* (Mar. 27, 1984) (request that discount cards be granted to shareholders outside the working force); and *The Walt Disney Company* (Sept. 27, 1993) (request that certain shareholders be given free memberships at the Magic Kingdom Club).

Outside suppliers or contractors have processed mail-in rebates for vendors and the Company. The Commission explicitly stated in *Exchange Act Release No. 34-40018* that the retention of a supplier is within the ordinary course of business and precisely the type of activity that is so fundamental to the day-to-day operations of a business that it must fall within 14a-8(i)(7).

Because the processing of rebate forms is not a "product" but rather a "service", the rebate houses currently processing rebates for the Company and its vendors might be viewed as contractors rather than suppliers. The Staff has indicated on numerous occasions that proxy requests regarding the selection of outside contractors and the criteria used for such selection relate to a company's ordinary course of business and therefore may be excluded from proxy materials. In *General Motors Corp.* (Feb. 25, 1997) the Staff found that a proposal to form a committee to review the performance of a sub-contractor in handling the GM Card, particularly with regard to customer relations, and to recommend changes in or terminating of the relationship between GM and the subcontractor, could be excluded because it related to ordinary business operations, specifically relations with subcontractors. *See also E.I. du Pont de Nemours & Co.* (Jan. 26, 1982) (criteria used to select research contractors); *Florida Power & Light Co.* (Jan. 8, 1981) (selection of contractors for construction); *Northeast Utilities* (February 20, 1976) (procedure to be used in selecting independent auditors, outside legal counsel, and the transfer agent); *Sizeler Property Investors, Inc.* (Feb. 7, 1997) (procedures and policies for awarding contracts and management of costs).

As Mr. Clark's own discussion in support of his proposal makes clear, the Company's rebate program, and therefore the Proposal, also necessarily deal with customer relations. The Staff has found that customer relations are part of ordinary business operations. In *General Motors Corp.* (Feb. 13, 1979), a shareholder submitted a proposal to replace GM's customer service centers with regional consumer relations departments and in case of a dispute with a dealer, a customer would have access to a shop equipped with the necessary diagnostic apparatus and personnel. The Staff determined that the proposal could be excluded because it dealt with customer relations, which related to GM's ordinary business operations. *See also Bank of America Corp.* (Mar. 3, 2005) (adoption of a Customer Bill of Rights and creation of a Customer Advocate that reports to the President); *AT&T Corp.* (Feb. 8, 1998) (procedures for handling customer complaint and suggestions); *Houston Industries Inc.* (Mar. 3, 1999) (recommendation that customer usage or billing complaints be responded to within ten days); and *OfficeMax, Inc.* (Apr. 17, 2000) (recommendation that an independent consulting firm measure customer and employee satisfaction).

Accordingly, because it deals with the day-to-day ordinary business operations of pricing, customer relations, and supplier/contractor selection issues that are encompassed in the rebate program, the Proposal should be excluded under Rule 14a-8(i)(7).

Application of Rule 14a-8(i)(10)-Proposal that has been Substantially Implemented

Rule 14a-8(i)(10) permits the omission of a proposal if the Company has already substantially implemented the proposal. The Staff has been inclined to grant the exclusion on the basis of Rule 14a-8(i)(10) where "'the proposal has been rendered moot', as for example, where the matter addressed under the proposal has been 'substantially implemented by the [company].'" *Woolworth Corp.* (Apr. 11, 1991). This is not a situation where the Board has "considered the request in good faith and determined not to act", *Exchange Act Release No. 34-20091* (Aug. 16, 1983), but rather one in which the Company, prior to receipt of the Proposal, had already taken the actions that seem to be contemplated by the Proposal, namely to revise and simplify procedures and third party arrangements used in connection with customer rebates, including the establishment in 2003 of an internal rebate department (the "**Department**").

The Company's rebate process has evolved tremendously since mid-2003. The rebate process was formerly handled by the Company's merchandising team, and at that time, rebate coupons were published in a rebate directory that contained four to six coupons per page. A customer had to select the correct rebate coupon and submit it to the vendor. Additionally, all of the vendors who supplied the rebates used rebate fulfillment houses of their own choosing. The Company recognized that that process resulted in several customer service issues because it was confusing, cumbersome, and involved multiple rebate fulfillment houses.

In order to improve the rebate process, the Company, on its own initiative, formed the Department in April 2003. The Department was given the task of redesigning the rebate process to make it more customer friendly. The Department started by redesigning the directory to make it easier for customers to find their rebates by only having two rebate coupons per page. This process has been further improved most recently by eliminating the need to use a coupon by installing new registers throughout the Company's retail stores, as explained below.

Additionally, the Company requested that its vendors that offered rebates use one of two rebate fulfillment houses. When a vendor complied with the Company's request, it allowed the Company access to rebate claim information to resolve customer issues more efficiently and the Company was able to offer online registration of rebate claims, allowing customers to track their rebates via the internet and receive their rebates up to two weeks faster. As part of this process, the rebate requirements were made consistent among vendors using the two rebate fulfillment houses requested by the Company. Also, by April 2004, the Company reduced the number of rebate fulfillment houses it requested its vendors use from two to one. When vendors utilize the requested rebate fulfillment house, the Company has even more flexibility to create additional enhancements to the current rebate program.

The Company has also implemented new point-of-sale ("**POS**") software and registers, which can print the rebate forms for customers at the POS registers. In other words, customers now receive all rebate information and forms along with their receipts at the time of purchase, making the rebate coupons obsolete. The new POS system and registers were installed throughout the entire OfficeMax chain as of April 2004.

With its work largely complete, the Department was eliminated in August 2005 and supervision of the rebate process was transferred to other departments in the Company.

The Company's actions are substantially consistent with the stated objectives of the Proposal. The Proposal urges the Company to revise and simplify procedures and third party arrangements regarding rebates. The Staff has previously taken the position that shareholder proposals may be omitted where, as in this case, the Board has already taken the essential action sought by the proposal, or established policies and procedures that relate to the subject matter of the proposal, and no purpose would be served by its inclusion in the proxy materials. *Exchange Act Release No. 34-20091* (Aug. 16, 1983); *Exchange Act Release No. 34-19135* (Oct. 14, 1982); *Financial Industries Corp.* (Mar. 28, 2003); *Erie Indemnity Co.* (Mar. 15, 1999); *New South Africa Fund* (Apr. 18, 1996) (the board had substantially implemented the shareholder's proposal rendering it moot).

Accordingly, the Proposal should be excluded under Rule 14a-8(i)(10) as having been substantially implemented.

*   *   *

Please be advised that the Company intends to mail its proxy materials for the 2006 Meeting on or before March 24, 2005.

Please acknowledge receipt of these materials by date-stamping the enclosed copy of this letter and returning it to our messenger and contact the undersigned if you have any questions or comments regarding this letter or the Company's Statement.

Sincerely,

BELL, BOYD & LLOYD LLC



By:____________________
J. Craig Walker

Copy via Federal Express to Mr. M. Andrew Clark

Copy to Susan Wagner-Fleming

Discussion:

The use of promotional rebates for merchandise is a widespread practice in the retail industry. OfficeMax, along with competitors, extensively uses rebates to stimulate sales and/or manage inventories. Built into the pricing of each promotional rebate is a factor that assumes that "x%" of the purchasers of the item will either not submit the rebate request or will incorrectly submit the rebate request. In some cases, there is frustration on the part of the consumer when attempting to secure such rebates. The source of the frustration may be complex or confusing administrative requirements, lengthy time intervals to secure the rebates, and/or claims of inadequate documentation on the part of either the retailer or a third party handling the procedure. The net result of the frustration will likely be a reluctance on the part of the consumer to make future purchases at the retailer. If the frustration is due to the third party, then the blame, perhaps unfairly, reflects on the original retailer. Further, there is less opportunity for the management of a retailer to exercise control over the actions of a third party than if the procedure is handled "in house".

The use of a third party to handle rebates is no doubt a processing cost question. OfficeMax uses a company identified as Parago, of Miami, Florida for the processing of such rebates. It has been the experience of the author of this proposal that Parago is unresponsive and at times unreliable in the processing of rebate claims, thereby reflecting unfavorably on OfficeMax.

OfficeMax operates in a highly competitive marketplace, selling similar or identical items to others e.g. Staples and Office Depot. As a result, customer service is one of the primary factors in consumer choice. Other companies such as Staples have devised simple procedures for the processing of rebates. In other markets, companies such as Intuit rapidly process rebate claims with simpler procedures than those used by OfficeMax and there is no third party involved.

There is an opportunity for a competitive advantage by designing an easy, fast, and reliable system for the handling of rebates. Therefore, I urge other shareholders to support this proposal in the interest of enhancing the image of OfficeMax in the eyes of the consumer.

Respectfully submitted,



M. Andrew Clark
208 Old Town Way
Simpsonville, SC
29681

RECEIVED
2006 JAN 11 PM 12:51
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

3 January 2006

Securities & Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: OfficeMax Incorporated (File No. 001-05057) 2006 Annual Shareholder's Meeting
Shareholder Proposal and Request for No-Action Advice

Gentlemen:

You have received a communication from Mr. J. Craig Walker of the law firm, Bell, Boyd, & Lloyd, attorneys for OfficeMax, requesting that no action be taken against OfficeMax when they omit the stockholder proposal that I have submitted for consideration at the next annual meeting.

The proposal in question was submitted in accordance with established OfficeMax procedures. I have been a stockholder of OfficeMax since before their merger and subsequent reorganization. I am not a corporate meeting "gadfly" nor was the proposal intended to be a form of harassment of OfficeMax management. It expresses a legitimate concern of a potential marketing problem.

So far, the response of OfficeMax to this concern has been to reiterate the procedures which they put in place as of April 2004. They have been unwilling to consider that modifications to those procedures might be warranted. The situation which led to the submitting of the proposal occurred approximately seven months **after** the supposed "improvements". My experience with the system is politely described in paragraph 2 of the "discussion" of my proposal. It is my sincere belief that the existing system and the contractor being used do not reflect favorably on OfficeMax.

I can not speak to the legal technicalities detailed by Mr. Walker. I assume that they are correct. This is not an onerous proposal and I am quite surprised at the reaction by management. If it is a bad proposal then it will be rejected by the shareholders if they have an opportunity to consider it.

It is my hope that you will reject Mr. Walker's request for protection when they omit the proposal.

Yours truly,



M. Andrew Clark
208 Old Town Way
Simpsonville, SC 29681

cc: Mr. J. Craig Walker
Mrs. Susan Wagner-Fleming

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: OfficeMax Incorporated
Incoming letter dated December 28, 2005

The proposal directs the company to establish a task force to benchmark other retail organizations regarding policies and procedures used for the handling of promotional rebates and to revise and simplify existing procedures.

There appears to be some basis for your view that OfficeMax may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., customer relations). Accordingly, we will not recommend enforcement action to the Commission if OfficeMax omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative basis for omission upon which OfficeMax relies.

Sincerely,



Tamara M. Brightwell
Attorney-Adviser